

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 30, 2009

Mr. Anthony Zaradic
Chief Executive Officer, Chief Financial Officer, and President
Link Resources Inc.
392 Acadia Dr. S. E.
Calgary, Alberta, Canada T2J0A8

> **Re: Link Resources Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed September 21, 2009**
> **File No. 0-53401**

Dear Mr. Zaradic:

We have completed our review of your Schedule 14C and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jeffrey Fessler
(212) 930-9725